===============================================================================
             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                            IXION BIOTECHNOLOGY, INC.
                (Name of Registrant as Specified in Its Charter)

                                    Delaware
         (State or Other Jurisdiction of Incorporation or Organization)


                                   59-3174033
                      (I.R.S. Employer Identification No.)

                          13709 Progress Blvd., Box 13
                           Alachua, Florida 32615-9495
                                  386-418-1428
(Address, Including Zip Code, and Telephone Number, Including Area Code
                  of Registrant's Principal Executive Offices)

                                Weaver H. Gaines
                          13709 Progress Blvd., Box 13
                           Alachua, Florida 32615-9495
                                  386-418-1428

       (Name, Address, Including Zip Code and Telephone Number, Including
                        Area Code, of Agent for Service)
                                     ------
                                    Copy to:
                              Bruce Brashear, Esq.
                           Brashear & Associates, P.L.
                              926 NW 13th Street,
                              Gainesville, FL 32601
                                  352-336-0800
                           Facsimile No. 352-336-0505

     Approximate Date of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------ --------------------- ----------------- -----------------
--- --------------
                                                                     Proposed Max         Amount of
                                           Amount to be            Aggregate Offering   Registration
Title of Securities to be Registered        Registered                  Price                Fee
---------------------------------------------------------------------------------------------------
Voting Common Stock, par value             323,557 shares (1)          $787,270 (2)         $207.84
$.01 per share ("Common Stock")
---------------------------------------------------------------------------------------------------

     (1) Represents the number of shares of common stock that will be issuable upon conversion of the Company's convertible unsecured notes, based on the conversion price of $4.20 per share for 10% notes (equivalent to 238.0952 shares of common stock for each $1,000 principal amount of 10% notes) and $2.10 per share for variable notes (equivalent to 476.1905 shares of common stock for each $1,000 principal amount of variable notes).

 (2)  Based on total principal due under the notes to be converted.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1993, or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Subject to completion, August 17, 2001.

                                   Prospectus

                                      IXION

                            IXION BIOTECHNOLOGY, INC.

  323,557 Shares of Common Stock Issuable Upon Conversion of $571,670 Variable
             Conversion Rate Convertible Unsecured Notes due August 31, 2001 $215,600 10% Convertible Unsecured Notes due August 31, 2001

     This prospectus covers the conversion of our convertible unsecured notes due August 31, 2001 into our common stock. Note may be converted until ________, 2001, thirty days following the date of this prospectus.

     The notes are convertible, at the option of the holder, at any time on or before ___________, 2001, into shares of our common stock. The notes are convertible at a conversion price of $4.20 per share for 10% notes, which is equal to a conversion rate of 238.0952 shares of common stock for each $1,000 principal amount of $10% notes and $2.10 per share for variable notes, which is equivalent to 476.1905 shares of common stock for each $1,000 principal amount of variable notes. There is no public market for our common stock. We are making this conversion offering directly, meaning there are no brokers involved.

     We will terminate the offering on ________, 2001, as set forth in the Plan of Distribution section.

     These securities are speculative. The investment involves a high degree of risk, and you should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 7 for a list of factors to consider before investing in our company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is August __, 2001.

                                TABLE OF CONTENTS

                                      Page

         Forward-Looking Statements                            2
         Prospectus Summary                                    3
         Risk Factors                                          7
         Use of Proceeds                                      11
         Description of the Notes                             12
         Description of Capital Stock                         13
         Determination of Price                               14
         United States Federal Income Tax Considerations      15

         Plan of Distribution                                 16
         Legal Matters                                        17
         Experts                                              17
         Where You Can Get More Information                   17
         Incorporation of Certain Information by Reference    18

     We have been a reporting company since December 10, 1997. Since then we have distributed our annual report containing audited financial statements to our shareholders and noteholders, and we made our quarterly and current reports available to them as well. We also have provided proxy statements to our shareholders. We intend to continue that practice.

                           FORWARD-LOOKING STATEMENTS

     Our disclosure in this prospectus contains some forward-looking statements, intended to be covered by the safe-harbor provisions of Section 27A of the 1933 Act and Section E of the 1934 Act. Forward-looking statements give our current expectations or forecasts of future events which by definition involve risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Where, we express an expectation of belief as to future results or event, it is expressed in good fatih and believed to have a reasonable basis, but there can be no assurance that the statement or belief will result or be achieved or accomplished. In particular, these statements include, among other things, statements relating to:

 o our business strategy;
 o our predicted development and commercial  timelines;
 o the development of our products;
 o the establishment and developmentof collaborative partnerships;
 o our ability to identify new potential products;
 o our ability to achieve commercial  acceptance of our products;
 o our ability to scale-up our manufacturing  capabilities and facilities;
 o our projected capital expenditures; and
 o our liquidity.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. We caution you not to put undue reliance on any forward-looking statements, and advise you to consult additional disclosures we make in our Forms 10-QSB, 8-K and 10-KSB reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" beginning on page 7 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed there could also adversely affect us.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that you should consider before investing in the shares of common stock issuable upon conversion of our convertible unsecured Notes. You should read the entire prospectus and the documents we have incorporated by reference into the prospectus carefully.

About Our Company

     Ixion Biotechnology, Inc., a Delaware corporation (the "Company"), was incorporated on March 25, 1993 and to focus on the treatment of metabolic disorders. We are primarily engaged in the development and commercialization of certain products related to two such disorders: excess oxalate and diabetes. Prior to 2000, we operated as a development stage enterprise, devoting substantially all of our efforts to fundraising and carrying on research and development activities.

         We are a late preclinical stage biotechnology company focused on treatment of metabolic disorders. We have two core drug development programs:

     Our oxalate control efforts are targeted at reducing excess oxalate associated with metabolic defects that lead to calcium oxalate kidney stones, primary hyperoxaluria, and other oxalate-related conditions.

     Our stem cell culture activities are focused on propagating and differentiating stem cells (obtained from adult donors) into islet producing stem cell preparations, to treat diabetes.

     Although our two programs are technologically distinct, they complement and balance each other in a number of ways, including forecasted time to FDA approval. We hold a portfolio of U.S. and international patents (both issued and pending) and exclusive licenses relating to our activities in the two programs.

     Our initial product in oxalate control, IxOC-2, is a probiotic oral drug that is currently the subject of an independent review board-approved human study at Wake Forest Medical School. We expect to meet with the FDA in late 2001, and to file an investigational new drug application for a Phase I/II study in early 2002. Preliminary human data indicates that IxOC-2 successfully lowers urinary oxalate levels.

     Our initial product in stem cell/diabetes is IxSC-1, cultured functional islet producing stem cell preparations that are derived from adult stem cells. Our goal is to produce commercial quantities of cultured islet producing stem cell preparations for transplantation to treat diabetes. The islet producing stem cell preparations will be transplanted using a procedure called the Edmonton Protocol, demonstrated to be effective by surgeons in Edmonton in 2000. In our mouse studies in 1995-96,we successfully demonstrated proof of principle that islet producing stem cell preps can reverse diabetes. We began a large-animal study to examine the safety and effectiveness of islet producing stem cell preps in February 2001. An expanded study will extend through early 2002. We expect to file an investigational new drug application and enter Phase I/II human studies with the IxSC-1 stem cell therapy not later than 2003.

     Our scientific staff has published extensively and has made significant contributions to seminal research in both technologies. Last year we received the 2000 National Tibbetts award from the SBA in recognition of our research activities.

     In the last two years, Ixion has been the recipient of seven SBIR/STTR Grants, from the federal government, totaling $1.25 million. In 1999 we entered into an investment and development arrangement with Q-Med AB, a Swedish company traded on the Stockholm exchange (QMED.ST) that is involved in specialized biotech and healthcare products, under which we have received $7.8 million in cash and material license-related and other noncash consideration. We have sufficient cash to fund operations through 2002 at current operating levels. Q-Med currently owns majority control of Ixion, but holds only two of seven board seats. In connection with earlier financing activities, we became a publicly reporting company, but there is no active market in our stock.

Oxalate Control Program

     We are the world's leading company specializing in oxalate metabolism disorders. Our oxalate technology is based on oxalate degrading organisms or enzymes found in nature. Our lead oxalate control candidate, IxOC-2, is derived from the non-pathogenic anaerobic intestinal bacteria, Oxalobacter formigenes, a bacterium that degrades oxalate in healthy people.

         Excess oxalate plays a role in a variety of disorders including

     o  Kidney stones;
     o  Primary hyperoxaluria;
     o  Enteric hyperoxaluria (lipid malabsorption disorders) including
          o  Cystic fibrosis;
          o  Crohn's disease; and
          o  Inflammatory bowel disease;
     o  Cardiomyopathy, renal failure, and toxic death; and
     o  Possibly vulvodynia.

     Market Potential. Kidney stone disease constitutes a major healthcare burden in the U.S. (and a worse problem in other parts of the world). Over $2.4 billion was expended on kidney stones in the U.S. in 1992. Nearly one in every 1,000 U.S. residents has been hospitalized for stones, and autopsies have revealed that one in every 100 persons have observable stone formation in their kidneys. There are over one million kidney stone incidents annually in the U.S. (the seventh leading cause of patients' visits to physicians). Of the kidney stone sufferers, we estimate 10% to 15% are having more than one stone incident per year, representing 100,000 to 150,000 potential chronic users of IxOC-2 in the United States. Approximately 12% of the male population and 6% of the female population in the U.S. are expected to develop stones in their lifetimes.

     Primary hyperoxaluria is a rare (and usually fatal) disease arising from a genetically based inability to regulate oxalate synthesis in the liver, which results in an accumulation of excess oxalate. We estimate there are approximately 1,500 patients in major pharmaceutical markets. There is no known cure; current treatment is via liver transplants or kidney/liver transplants.

     Enteric hyperoxaluria is a complication of several fat malabsorption diseases such as cystic fibrosis, inflammatory bowel disease, and Crohn's disease. Cystic fibrosis afflicts some 60,000 patients worldwide, whose lifetimes are being extended by various current treatment regimens but who are, as a result, at materially increased risk of kidney stones. There are approximately one million Americans with inflammatory bowel disease, with 5,000 to 16,000 new cases annually, resulting in 100,000 hospitalizations, 60% from Crohn's disease. Vulvodynia, a chronic multifactorial disorder believed to be in some degree oxalate-related, may affect as many as 150,000 to 200,000 women in the U.S. annually. There is no current treatment for the oxalate-related conditions of all such maladies.

     Products and Strategy. We plan to push IxOC-2, our probiotic oral oxalate therapeutic, through clinical trials (which will entail less expense and complexity than IxSC-1, the stem cell product), so as to generate early revenue that will further support our stem cell/diabetes program development. We also intend to out-license all non-therapeutic applications of our oxalate technology.

     o IxOC-2, our probiotic oral drug for the treatment of excess oxalate, is initially targeted as a therapy for control of oxalate.
     o Non-therapeutic applications of our oxalate technology present a number of near term out-licensing opportunities, including

           1. O. formigenes Monitor. There is no current diagnostic for O. formigenes in the marketplace. In vitro diagnostic products generated approximately $3.5 billion in revenues in 1996, of which approximately $325 million were molecular assays.
           2. Oxalate-resistant Catheter. Oxalate crystal build-up on catheters is a contributor to the nearly one million catheter-associated urinary tract infections that occur each year (involving 10-30% of patients with indwelling catheters). Although use of anti-microbial coatings and materials is growing, no anti-oxalate catheter exists. The world market for catheters was $675 million in 1995.

          3. Pet Product. Initial data indicates that O. formigenes degrades excess oxalate in pet dogs and cats, and can be used to prevent kidney stones. Companion animal health care products totaled approximately $2 billion globally.

     Clinical Status. Preclinical toxicological work is substantially complete for IxOC-2, and we are preparing for our meeting with the FDA prior to filing our application. Our intention is to file investigational new drug applications for Phase I/II trials for two indications: (1) enteric hyperoxaluria (persons absorbing excess oxalate from the diet), and (2) primary hyperoxaluria (genetic inability to regulate oxalate synthesis in liver). With the primary hyperoxaluria indication, IxOC-2 is eligible for "fast track" review and orphan status.

Stem Cell/Diabetes Program

     Using our islet producing stem cell technology, we can grow functioning islet producing stem cell preparations in vitro. Islet producing stem cells are obtained from donated adult pancreases, and, using Ixion-developed or refined methodologies, are then isolated, cultured, and differentiated.

     During 1995-96 we demonstrated that our in vitro islets could reverse diabetes in mice. In July 2000, surgeons from Edmonton, Canada, reported substantial success in achieving insulin independence in diabetics by transplanting islets isolated from organ donors. However, the Edmonton approach has two material deficiencies: (1) it requires at least two organ donations per patient, intensifying an already dramatic shortage of islets, and (2) it also requires immune suppression to prevent rejection of the transplanted islets. Both deficiencies have the effect of materially reducing the number of patients for whom islet transplantation is possible or appropriate. Our development program is aimed at overcoming both deficiencies.

     Market Potential. Islet replacement therapy is the only known potential cure for type 1 diabetes and will also be useful in the treatment of insulin-dependent type 2 diabetics. We believe that islet replacement therapy will provide substantially better management of diabetes than conventional treatment with insulin and other metabolic regulators.

     Insulin-dependent diabetics are our target market. Over 16 million people in the United States have diabetes (about 100 million people worldwide). In major pharmaceutical markets, about two million patients have type 1 diabetes, and an additional five million have insulin-dependent type 2 diabetes. Annual expenditures on all forms of diabetes are nearly $100 billion in the United States. Diabetes therapy alone currently generates $7 billion in worldwide annual revenues, including $3 billion in insulin sales. The tissue engineering market is projected at $15 billion per year. Assuming a transplant price of $10,000 per procedure, we estimate the total market for replacement islets at not less than $70 billion per year.

     Unlike our oxalate technology (where there is no apparent competition), other entities are working in the area of stem cells/diabetes. The competition, however, is composed primarily (though not exclusively) of small, research-based companies, many of which are concentrating on encapsulation for xenotransplants using porcine islets. We are aware of no dominant patent and no competitive product in clinical trials.

     Products and Strategy. Our initial product is IxSC-1, cultured functional islet producing stem cell preparations derived from adult organ donor stem cells. Our strategy is to capitalize on the successful ability of the Edmonton Protocol to reverse diabetes, by providing commercial quantities of transplantable islet producing stem cell preps. This will address the current shortage of transplantable islets and thus expand the number of patients who could benefit from the Edmonton Protocol from the current 1% of the eligible population.

     We intend to improve IxSC-1 by overcoming the need for immune suppression that is currently a requirement of the Edmonton Protocol. Our development effort is focused on two fronts: (1) developing an autologous version of islet producing stem cell preps (where we obtain the stem cells directly from the patient to be transplanted, rather than from donated organs), and (2) developing a formulation of hyaluronic acid gel as protective encapsulation for the islet producing stem cell preps. Our hyaluronic acid gel technology is licensed from Q-Med AB.

     Clinical Status. Preclinical work is well advanced in this program. A large animal preclinical study is underway, which we expect to be completed in 2002. We plan to file an investigational new drug application and enter Phase I/II human studies not later than 2003.

     Our headquarters and research facilities are at 13709 Progress Blvd., Alachua, FL 32615. Our telephone number is 386-418-1428. Our web site is www.ixion-biotech.com.


                                  The Offering

Securities offered          323,557 shares of common stock issuable upon the
                            conversion of $215,600 in principal amount of 10% notes, and $571,670 in principal amount of variable notes

Conversion Rights           The notes are convertible, at the option of the
                            holder, at any time on or prior to _________, 2001 into shares of our common stock at a price of
                             o $4.20 per share for 10%  notes, which is equal
                               to a conversion rate of 238.0952 shares of common stock for each $1,000 principal amount of 10% notes, and
                             o $2.10 per share for variable notes, which is
                               equivalent to 476.1905 shares of common stock for each $1,000 principal amount of variable notes.

                            We will not issue fractional shares, but will pay in cash the principal amount representing the fractional share.

                                       .
Shares to be outstanding    7,185,548 shares, if the principal amount all notes
after the conversion        are converted

Use of Proceeds             We will not receive cash proceeds from the
                            conversion of the outstanding notes.

Risk Factors                See "Risk  Factors" and the other information in
                            this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or our common stock.

                                  RISK FACTORS

     Converting the notes into our commonstock involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding toconvert. These risks and uncertainties are not the only ones we face. Others that we do not know about now, or that we do not now think are important, mayimpair our business, and affect the value of our common stock. We have classified risks as follows, though the classifications overlap to some extent.

     o        Business risks particular to our company;
     o        Investment risks of this offering; and
     o Business risks which we share in common with other companies in the biotechnology sector.

The business risks particular to Ixion are the following:

     Because we are an early stage business venture, if we fail to manage our growth effectively, our business may suffer. Our ability to commercialize our products, achieve our expansion objectives, and manage our growth effectively depends on a variety of factors. Key factors include our ability to develop products internally, enter into strategic partnerships with collaborators, attract and retain skilled employees and effectively expand our internal organization to accommodate anticipated growth. If we are unable to manage growth effectively, there could be a material adverse effect on our business.

     We expect to incur future losses and cannot be certain that we will become a profitable company. We have incurred significant operating losses each year since our inception and expect to incur a significant operating loss in 2001. We believe that operating losses will continue beyond 2001, because we are planning to make significant investments in research and development and clinical development and will incur significant general, and administrative expenses for our potential products. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot be certain that we will ever achieve and sustain profitability.

     We do not know whether development of our product pipeline will be successful. The products that we are pursuing will require extensive additional development, testing, and investment, as well as regulatory approvals, prior to commercialization. We cannot be sure whether our product research and development efforts will be successful, that drug candidates will enter preclinical studies as anticipated, that required regulatory approvals will be obtained or that any products, if introduced, will be commercially successful. The results of preclinical and initial clinical trials of products under development by us are not necessarily predictive of results that will be obtained from large-scale clinical testing. We cannot be sure that clinical trials of products under development will demonstrate the safety and efficacy of such products or will result in a marketable product. In addition, the administration alone or in combination with other drugs of any product developed by us may produce undesirable side effects in humans. The failure to demonstrate adequately the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of the product and could have a material adverse effect on our company. In addition, the FDA may require additional clinical trials, which could result in increased costs and significant development delays. Commercial formulation and manufacturing processes have yet to be developed for our products. We may encounter difficulties in manufacturing process development and formulation activities that could result in delays in clinical trials, regulatory submissions, regulatory approvals, and commercialization of our products, or cause negative financial and competitive consequences.

     Our products, even if approved by the FDA, may not be accepted by physicians, insurers, or patients. Patients, doctors, and insurers must accept our products as medically useful and cost-effective. Market acceptance will require substantial education about the benefits of products. We cannot assure you that the market will accept our products, even if approved for marketing, on a timely basis. If patients, the medical community, and insurers do not accept our products or acceptance takes a long time, then revenues and profits would be reduced.

     The loss of the services of key employees or the failure to hire qualified employees would negatively impact our business. Because of the scientific nature of our business, we depend greatly on attracting and retaining experienced management and highly qualified and trained scientific personnel. Our future success will depend in large part on the continued services of our Key scientific and management personnel. We are in intense competition for These persons with other companies in our industry. If we can not retain or hire And effectively integrate into our company a sufficient number of qualified scientists and experienced professionals, it would negatively impact our business and our ability to grow our business and develop our products through the clinical trial process.

     A breach in our relationships with the University of Florida may have a detrimental effect. We have sought a close and favorable relationship with the University of Florida. We have licensed both our stem cell and oxalate control technologies from them. We are an affiliate of the Biotechnology Program of the University, which provides business support services and specialized equipment to us. Our Chief Scientist and four members of our Scientific Advisory Board are faculty members at the University. We can not assure you that disputes will not cause our favorable relationship with the University to deteriorate. A deterioration in the relationship between us and the University would affect us adversely.

     A breach of the State of Florida and University of Florida conflicts of interest laws and rules could be harmful to us. Our Chief Scientist and four members of our Scientific Advisory Board work for the Florida State University System. As a result, we and they must comply with Florida statutes and University policy on conflicts of interest. In order for us to do business with the University (which includes licensing technology or cooperative research), Dr. Peck must obtain an exemption from the Florida conflict of interest statutes annually. The University must also approve service on our Scientific Advisory Board for its employees. If the University were to decline to approve the outside activities of Dr. Peck or the University employees who are members of our Scientific Advisory Board, or were to change the terms of its conflicts of interest policy, it could have a material adverse effect on us.

     We depend on licensed technology, the loss of which would mean we could not manufacture products. Our rights to develop several of our proposed products come from our license agreements with the University of Florida and others. In the event that our license agreements terminate for any reason, we would lose our rights to manufacture and market many of our products.

     Our product candidates are in an early stage of development and may never generate revenues. We have not completed the development of any products and, accordingly, have not received any regulatory approvals or commenced marketing activities. Significant revenues have not been generated from the sale of our products.

     Our patents may not protect our products, and our products may infringe third-party patents. Our success will partly depend on our ability to obtain patent protection in the United States and abroad. We also must be able to protect our trade secrets and to avoid infringing the patent rights of others.

     We have exclusive rights to nine issued US patents. We have additional US patent applications and multiple international patent applications pending. Only two international patents have been issued to date. We do not know whether any patents will issue from any of our patent applications, or, even if patents issue or have issued, that the issued claims will provide us with any significant protection against competitive products or otherwise be valuable commercially.

     Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions. We also cannot assure you that our existing or future patents will not be challenged, infringed upon, invalidated, or circumvented by others. In addition, patents may have been granted, or may be granted, to others covering products or processes we need for developing our products. If our products or processes infringe upon the patents, or otherwise impermissibly utilize the intellectual property of others, we might be unable to develop, manufacture, or sell our products. In such event, we may be required to obtain licenses from third parties. We can not be sure that we will be able to obtain such licenses on acceptable terms, or at all.

     We may incur product liability expenses. Our business exposes us to product liability claims inherent in the testing and marketing of medical products. In addition to direct expenditures for damages, settlement, and defense costs, there is the possibility of adverse publicity as a result of product liability claims. These risks will increase as our products enter clinical trials or receive regulatory approval and are commercialized. We do not know whether we will be able to maintain our existing levels of product liability insurance or be able to obtain or maintain any additional insurance we may need in the future on acceptable terms. Nor can we be sure that our existing insurance or any such additional insurance will provide adequate coverage against potential liabilities. Our inability to keep insurance at acceptable cost could prevent or inhibit the commercialization of our products. In addition, a liability claim, even one without merit, could result in major legal expenses.

     We do not expect to pay dividends. We have never paid any cash dividends on our common stock, and we do not intend to pay any in the foreseeable future.

     There are substantial public controversies relating to stem cell research that may adversely affect our stem cell research projects. Although our islet stem cell diabetes program involves the use of tissue cloned from adult stem cells, the use of any stem cells may raise ethical, legal, and social issues. Many research institutions have adopted policies regarding the ethical uses of cloning, and state and federal legislatures are considering legislation. These policies may limit the scope of our research in this area. Any inability to conduct research on human stem or progenitor cells due to such factors as government regulation or otherwise could have a material adverse effect on us.

     We have limited experience in sales and marketing. We have no experience in pharmaceutical or medical device marketing, or distribution. To market any of our products directly, we would have to develop a substantial marketing and sales force. Alternatively, we intend, for certain products, to obtain the assistance of companies with established distributions systems and direct sales forces. We do not know if we will be able to establish sales and distribution capabilities or that we will be able to enter into licensing or other agreements with established companies to sell our products.

     We own no manufacturing facilities and will be dependent on third parties to make our products. We own no manufacturing facilities or equipment, and employ no manufacturing personnel. We expect to use third parties to manufacture certain of our products on a contract basis. We may not be able to obtain contract manufacturing services on reasonable terms.

The following risk factors are risks of this particular offering.

     We will need additional financing that may not be available. We expect to incur substantial research and development and related supporting expenses as we design and develop existing and future products and undertake clinical trials of potential products. We also expect to incur substantial administrative and commercialization expenditures in the future and substantial expenses related to the filing, prosecution, defense and enforcement of patent and other intellectual property claims. If funds from collaborations, research grants, and licenses are not sufficient to fund our activities, it will be necessary to raise additional funds through public offerings or private placements of equity or debt securities or other methods of financing. Any equity financings could result in dilution to our then existing security holders. Any debt financing, if available at all, may be on terms that, among other things, restrict our ability to pay dividends and interest (although we do not intend to pay dividends for the foreseeable future). If adequate funds are not available, we may be required to curtail significantly or discontinue one or more of our research, drug discovery or development programs, including clinical trials, or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or products in research or development. We cannot know whether additional financing will be available on acceptable terms, if at all.

     Even if all notes are converted, Q-Med AB, the majority shareholder will still control our company. At June 30, 2001, Q-Med AB, and its affiliate, Qvestor, LLC, own beneficially approximately 57% of our outstanding shares. In the event we issue all the shares issuable upon conversion of the notes, they will still own approximately 54% of our common stock. They will still be able to control all matters requiring approval by stockholders, including the election of directors, amendment of our certificate of incorporation, or approval of a merger or sale of substantially all our assets. This concentration of ownership may also delay or prevent a change in control that may be favored by other stockholders.

     There is no public market for our stock, meaning you will have difficulty reselling your shares if you convert. If a public market develops, the share price is likely to be volatile. There is no public market for our notes or our common stock, and no public market is likely in the near future. In the absence of a public trading market, you may be unable to resell the common stock for an extended period of time, if at all.

     Because there is no public market for our stock, the conversion prices, therefore, do not bear any necessary relationship to the actual value of our shares. The conversion prices were based on a number of factors considered by us in 1996, when the notes were issued and do not necessarily bear any relationship to our assets, book value, or other investment criteria, and you should not consider it an indication of the actual value of our shares. If a public market for our shares were to develop or if we were to merge with another company, the public market price or the merger price for our shares could be substantially less than the offering price.

     Low-priced ("penny") stocks are often difficult to sell. The SEC defines a "penny stock" generally as any equity security with a market price less than $5.00 per share. If the trading price, if any, of our shares were to fall below $5.00 per share, the shares may become subject to Rule 15g-9 under the Exchange Act. That rule imposes requirements on broker-dealers that sell "penny stocks" to persons other than established customers and institutional accredited investors. A broker-dealer must make a special suitability determination and have received the purchaser's written consent to the transaction prior to the sale. Consequently, the rule, if applied to us, would affect the ability of broker-dealers to sell our shares and would affect the ability of holders to sell our shares in the secondary market. There is no liquidity in our shares now, but if a public market arose and we became subject to the penny stock rules, the market liquidity could be adversely affected.

     There are many shares in the hands of current shareholders that are available for sale in the future that might depress the price of your shares. Sales of substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market, if any, after the date of this prospectus or the prospect of such sales could adversely affect the market price of your common stock and may have a material adverse effect on our ability to raise capital to fund our operations. Assuming all notes are converted, we will have 7,185,548 shares of common stock outstanding. The 323,557 shares issuable upon conversion, together with 150,000 shares previously registered, will be freely tradeable under the Securities Act, except for any shares held by our "affiliates." Affiliates' shares will be subject to the limitations of Rule 144. The remaining shares are "restricted" securities that may be sold only if registered under the Securities Act, or sold in accordance with Rule 144 or Regulation S. Q-Med and its affiliate hold 3,900,000 shares and the officers and directors together hold 1,914,025 shares and rights to purchase an additional 174,952 shares, of which 54,859 can be acquired within the next 60 days. We are unable to predict the effect that sales made under Rule 144 may have on any market price for our shares should one develop. It is likely that market sales of large amounts of our shares if a market for the shares develops, would depress the price of Ixion stock.

     Risk factors that apply to Ixion as a member of the biotechnology industry include the following:

     Our development program may be slowed by clinical trial delays. We have no experience in managing clinical trials and intend to employ third parties to conduct them. We have not completed the required preclinical studies for our products. Before obtaining any required regulatory approvals for the commercial sale of any of our prescription products, we must extensively test them in clinical trials. The rate of completion of clinical trials of our products is dependent upon, among other factors, the number of participating patients. Patient participation is dependent on many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the level of compliance by the clinical sites to clinical trial protocols, and the availability of clinical trial material. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on our company. We cannot be certain that if clinical trials are completed, we will be able to submit a biologic license application or that any such application will be reviewed and approved by the FDA in a timely manner, if at all. Clinical failures would have a material adverse effect on our business, operating results, and financial condition.

     Government and private insurance plans may not pay for our product. The success of our products in the United States and other significant markets will depend, in part, upon the extent to which a consumer will be able to obtain reimbursement for the cost of such products from government health administration authorities, third-party payors and other organizations. We cannot always determine in advance the reimbursement status of newly approved therapeutic products. Even if a product is approved for marketing, we cannot be sure that adequate reimbursement will be available. Also, future legislation or regulation, or related announcements or developments, concerning the health care industry or third-party or governmental coverage and reimbursement may adversely affect our business. In particular, legislation or regulation limiting consumers' reimbursement rights could have a material adverse effect on our company.

     We do not know if insurers will ever provide full reimbursement coverage for any of our products. If adequate reimbursement coverage is not available, we do not know whether individuals will want to pay directly. If insurers do not provide adequate coverage and reimbursement for our products, our ability to sell them would be adversely affected.

     We may not obtain regulatory approval for our products on a timely basis, or at all. Our activities are subject to extensive regulation by the FDA and health authorities in foreign countries. Regulatory approval for our planned drug or device products is required before we can market them. Obtaining regulatory authorization involves, among other things, lengthy and detailed laboratory and clinical testing, manufacturing validation, and other complex procedures. The approval process is costly, time-consuming, and subject to unexpected delays. The FDA has discretion in the approval process, and we can not predict when or whether the FDA will approve any of our products. We can not assure you that the FDA will not require additional information or additional clinical trials that could substantially delay approval of our applications. Moreover, we can not be sure that FDA approval will cover the clinical indications we seek or that it will not contain significant limitations in the form of warnings, precautions, or contra-indications. Any failure to obtain, or any material delay in obtaining, regulatory approvals would materially and adversely affect our ability to generate product sales. Even if we obtain regulatory approvals, a marketed product is subject to continuing regulatory review, and later discovery of previously unknown problems with a product or manufacturer; or failure to comply with manufacturing or labeling requirements may result in restrictions on such product or enforcement action against the manufacturer, including withdrawal of the product from the market.

     We may lose our technological advantage because pharmaceutical research technologies change rapidly. The pharmaceutical research field is characterized by rapid technological progress and intense competition. As a result, we may not realize the expected benefits of our stem cell approach and oxalate control strategy. Businesses, academic institutions, governmental agencies, and other public and private research organizations are conducting research to develop technologies that may compete with those we use. It is possible that our competitors could acquire or develop technologies that would render our technology obsolete or noncompetitive. We cannot be certain that we will be able to access the same technologies at an acceptable price, or at all.

     Our competitors may bring superior products to market or may bring their products to market before we do. We do not know whether our products in development will be able to compete effectively with products which are currently on the market or new products that may be developed by others. There are many other companies developing products for the same indications that we are pursuing in development. In order to compete successfully in these areas, we must demonstrate improved safety, efficacy, ease of manufacturing, and market acceptance over competing products which have received regulatory approval and are currently marketed. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of our competitors have significantly greater experience than we do in conducting preclinical testing and human clinical trials of new pharmaceutical products, and in obtaining FDA and other regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. If we obtain regulatory approval and launch commercial sales of our products, we will also compete with respect to manufacturing efficiency and sales and marketing capabilities, areas in which we currently have limited experience.

                                 USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of shares in connection with the conversion of the notes.

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

                              DESCRIPTION OF NOTES

Our 10% notes and our variable notes, due August 31, 2001 were issued pursuant to a note purchase agreement between us and the initial purchasers of the notes, dated as of September 13, 1996. We have decided to extend the time within which the notes may be converted from August 31, 2001 to a date thirty days following the effective date of the registration statement of which this prospectus forms a part. The date the notes are due and payable has not been extended and any note holder may demand payment in full at any time following August 31, 2001. A note holder may elect to wait to convert until the registration is effective. Electing note holders (whether holders of 10% notes or variable notes) will receive interest on their unredeemed notes from August 31, 2001 through the date of conversion or the end of the conversion period, whichever is earlier. A copy of the note purchase agreement has been filed with the SEC as an exhibit to our registration statement. We have summarized portions of the note purchase agreement below. This summary is not complete. We urge you to read the note purchase agreement because it defines your rights as a holder of the notes. Terms not defined in this description have the meanings given them in the note purchase agreement.

General. The aggregate principal amount of the notes is $787,270. The notes are general unsecured obligations of Ixion, and rank pari passu in right of payment with all our existing and future indebtedness that is not, by its terms, expressly ranked senior in right of payment. Interest on the 10% notes is payable quarterly. We will make an interest payment on the 10% notes on August 31, 2001, and a final interest payment to 10% note holders who elect to extend the conversion date at the date of conversion or at the
end of the extended conversion period on             ,2001, whichever is
earlier. Holders of variable notes who elect to extend the conversion date will also receive a cash interest payment at the conversion date or the end
of the extended conversion period on                 , 2001, whichever is
earlier. Principal and interest are payable at our executive offices in Alachua, Florida. The notes are in fully registered form, without coupons, in denominations of $100. They mature on August 31, 2001, unless redeemed earlier upon offer by a note holder and acceptance by us. We have no option to redeem at our election. There is no sinking fund. The notes are transferable or exchangeable without service charge, but the Company may require payment to cover taxes or other government charges. The notes must be surrendered to us in order to receive principal payments.

Security and Ranking. The notes are not secured by our assets and therefore would be subordinated to any secured indebtedness and to any senior indebtedness. There is no senior or secured debt at the date of this prospectus. The only limitation in the note purchase agreement limiting our ability to issue senior debt or incur liens for the purpose of securing additional indebtedness is the requirement that a unanimous board of directors find such senior indebtedness to be in our best interests.

     If we elect to redeem less than all of the notes offered for redemption, we will select which notes to redeem using such method as we shall deem fair and appropriate, including the selection for redemption of a portion of the principal amount of any note but not less than $100. On and after the redemption date, interest will cease to accrue on the notes or portions thereof accepted for redemption. If the notes are accepted for redemption, the holders thereof may exercise their rights to convert the notes into our common stock until the date fixed for redemption.

Conversion of Notes. At the election of the holder of a note, the principal amount of the note may be converted, in whole or in part, into shares of our common stock at any time at the conversion price set forth below:

       The conversion price for 10% notes is $4.20 per share.

       The conversion price for variable notes is as follows:

            Prior to August 31, 2001                       2.30
            On August 31, 2001 through ___________, 2001   2.10

     The conversion price of the notes is subject to adjustment as set forth in the notes in certain events, including (i) the issuance of shares of our common stock as a dividend or distribution on the common stock, (ii) subdivisions and combinations of our common stock, and (iii) certain reclassifications, consolidations, mergers, exchanges, and sales or conveyances of our property. If we consolidate or merge into or transfer or lease all or substantially all of our assets to any person or entity, the notes will become convertible into the kind and amount of securities, cash or other

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

assets which the holders of the notes would have owned immediately after the transaction if the holders had converted the notes immediately before the effective date of the transaction.

Financial Covenants. The note purchase agreement contains, among other things, the following covenants:

     Liens, Encumbrances, and Senior Debt. We may, directly or indirectly create, incur, assume, or permit to exist any indebtedness senior to the notes, or any lien upon any of our properties securing any indebtedness, only with the prior approval of the unanimous vote of our board of directors finding that the incurring of such indebtedness is in our best interests. This limitation will not restrict us from incurring senior indebtedness, capitalized lease obligations, trade debt from vendors incurred in connection with purchases of supplies, materials, inventory, or similar items in the ordinary course of business, or purchase money indebtedness incurred in the ordinary course of business to finance, refinance, or refund the cost (including the cost of construction) of real or tangible personal property where the principal amount of such indebtedness does not exceed 100% of the cost and incurring such indebtedness is otherwise permitted by the terms of the note purchase agreement.

Events of Default. An event of default includes: (i) failure to pay the principal on the notes when due at maturity or upon redemption, as provided in the note purchase agreement; (ii) failure to pay any interest on the notes for 15 days after notice of such default to us by the holders of at least 25% in aggregate principal amount of the outstanding notes; or (iii) failure to perform any other covenant set forth in the note purchase agreement for 30 days after receipt of written notice to us by the holders of at least 25% in aggregate principal amount of the outstanding notes.

     If an event of default shall occur and be continuing, the holder or holders of a majority in aggregate principal amount of the outstanding notes may proceed to protect and enforce the rights of the holders. If an event of default shall occur and be continuing, the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all such outstanding notes. The holders of a majority in aggregate principal amount of outstanding notes may waive an event of default resulting in acceleration of such notes but only if all events of default have been remedied and all payments due, other than those due as a result of acceleration, have been made.

     The holder of any note will have an absolute right to receive payment of the principal of and interest on such note on or after the respective due dates and to institute suit for the enforcement of any such payment.

Modification and Waiver. The note purchase agreement may be modified by us only with and the consent of holders of not less than a majority in aggregate principal amount of outstanding notes; provided, however, that no such changes shall, without and the consent of and the holder of each note affected thereby, (i) change and the stated maturity of and the principal of, or and the due date of any installment of interest on, any note, (ii) reduce and the principal of, or rate of interest on any note, (iii) change and the place of payment where, or coin or currency in which any portion of and the principal of, or interest on, any note is payable, (iv) impair and the right to institute suit for and the enforcement of any such payment, (v) reduce and the above-stated percentage of holders of and the outstanding notes necessary to modify and the note purchase agreement, or (vi) modify and the foregoing requirements or reduce and the percentage of outstanding notes necessary to waive any past default. The holders of a majority in aggregate principal amount of outstanding notes may waive compliance by us with certain restrictive provisions of the note purchase agreement.


Note Registrar. Ixion serves as the note registrar and paying agent for the notes.


                          DESCRIPTION OF CAPITAL STOCK

Common Stock


     As of June 30, 2001, Ixion's authorized capital consists of 20,000,000 shares of common stock, $0.01 par value. As of that date, we had 6,861,991 shares of common stock outstanding, held of record by approximately 180 shareholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and have no cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of Ixion, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered hereby will also be fully paid and nonassessable.

Limitation of Liability

As permitted by Delaware law, the Certificate of Incorporation provides that no director of ours will be liable for monetary damages for breach of fiduciary duty as a director, except

          o for any breach of the director's duty of loyalty to us or our stockholders,
          o for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,
          o for approval of certain unlawful dividends or stock purchases or redemptions, or
          o for any transaction from which the director derived an improper personal benefit.

     In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law.

         We intend to maintain directors' and officers' insurance as the board of directors determines practicable, in amounts which they consider appropriate,
insuring the directors and officers against any liability arising out of their status as a director or officer of ours, regardless of whether we have the power to indemnify the person against such liability under applicable law.

     We have been advised that it is the opinion of the SEC that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act, or to claim indemnification for such liability, such provisions are against public policy as expressed in the Securities Act and are, therefore, unenforceable.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is SunTrust Bank, Atlanta.

                        DETERMINATION OF CONVERSION PRICE

     At the time the notes were sold in 1996, the variable conversion prices were based on the length of time the investor would hold the notes prior to conversion, declining at the rate of $.10 per quarter commencing November, 1996 from the initial conversion price of $4.20 which was greater than the market value of the common stock at the date of issuance. Among the factors we considered in determining such conversion prices were

         o offering prices of other early stage biotech initial public offerings,
         o   the public market for biotech stocks,
         o   our capital requirements,
         o   our negative book value,
         o   the prospects for our business and the biotech industry,
         o   the early stage of our products,
         o   the lack of revenue and the prospects for future revenues, and
         o   the then current state of the economy in the United States.

     The conversion prices do not necessarily bear any relationship to our assets, book value, or other investment criteria, and you should not be consider it an indication of the actual value of our securities. If a public market for our shares were to develop or if we were to merge with another company, the public market price or the merger price for our shares could be substantially less than the conversion price.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material U.S. federal income tax considerations to a U.S. holder relating to the conversion or purchase and subsequent disposition of the common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the

     IRS with respect to the U.S. federal tax consequences of acquiring or holding notes or common stock. This discussion does not purport to address all tax considerations that may be important to a particular U.S. holder in light of the U.S. holder's particular circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, tax-exempt organizations, dealers in securities, persons who hold notes or common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction or persons who are not U.S. holders) that may be subject to special rules. This discussion is limited to U.S. holders of notes who hold the notes and any common stock into which the notes are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     PERSONS CONSIDERING THE PURCHASE OF A NOTE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING, OR OTHERWISE DISPOSING OF THE NOTES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL, OR FOREIGN TAX LAWS. PERSONS THAT ARE NOT UNITED STATES PERSONS (WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE
CODE) THAT ARE CONSIDERING THE PURCHASE OF A NOTE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE POTENTIAL APPLICATION OF THE UNITED STATES WITHHOLDING TAXES.

     For purposes of this discussion, the term "U.S. holder" means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes: a natural person who is

       o   a citizen or resident of the United States,
       o a corporation or partnership created or organized in or under the laws of the United Statesr any state thereof, or
       o   an estate or trust that is a United States person
           (within the meaning of section 7701(a)(30) of the Code).

Tax Consequences to U.S. Holders

     We believe that the notes and the common stock into which the notes will be converted will be treated as described below. The description below assumes, and we believe, that the possibility of our making certain payments (other than principal and stated interest) with respect to the notes is remote. Persons that are considering the purchase of a note should consult their own tax advisors as to the foregoing.

     Conversion of Notes. A U.S. holder's conversion of a note into common stock will generally not be a taxable event, except for any cash received instead of a fractional share of common stock, as described below. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. holder's tax basis in the fractional share interest), the taxation of which is described above in "Sale, Exchange or Retirement of Notes." A

U.S. holder's basis in the common stock received on conversion of a note generally will be the same as the U.S. holder's basis in the note at the time of conversion, increased by the amount of gain, if any, recognized or as a result of the additional payment in connection with a provisional redemption, and reduced by the amount of such additional payment and by any tax basis allocable to a fractional share. The holding period for the common stock received on conversion will include the holding period of the note converted

     Ownership and Disposition of Common Stock. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. holder as ordinary income to the extent of the U.S. holder's ratable share of our current or accumulated earnings and profits. Upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trust or estates and have held their common stock for more than one year) and losses (the deductibility of which is subject to limitations).

     Information Reporting Requirements and Backup Withholding. Information reporting will apply to payments of dividends made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS.

                              PLAN OF DISTRIBUTION

     We propose to issue up to 323,557 shares of common stock directly to holders of our convertible unsecured notes, currently residing in eight states, upon such holders' electing to convert some or all of the principle amount of their notes. This offering of shares issuable upon conversion will continue until _______, 2001, the final date on which holders may elect to convert. All shares will be converted at the conversion prices indicated in the note purchase agreement between the initial holders and us. The conversion prices are $4.20 per share to holders of 10% notes and $2.10 per share to holders of variable notes. The principle amount of the notes may be converted in whole or in part, but no fractional shares will be issued. Accordingly, there is no minimum number of shares which must be converted. Notes which holders do not elect to convert will be redeemed by the us or our designee at par on ____________, 2001.

     We have not retained any underwriters, brokers, dealers, or placement agents in connection with the conversion of the notes into common stock. We will effect offers and sales of shares through printed copies of this prospectus delivered by mail and electronically, by contacting note holders directly. Any voice or other communications will be conducted in certain states through our executive officers, and in other states, where required, through a designated sales agent, licensed in those states. Under Rule 3a4-1 of the Exchange Act, none of these employees of ours will be deemed a "broker," as defined in the Exchange Act, solely by reason of participation in this offering, because

       o none is subject to any of the statutory disqualifications in Section 3(a)(39)of the Exchange Act,
       o in connection with the sale of the shares offered, none will receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities,
       o none is an associated person (partner, officer, director, or employee) of a broker or dealer, and
       o each meets all of the following conditions: (a) primarily performs substantial duties for the issuer otherwise than in connection with transactions in securities; (b) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (c) will not participate in selling an offering of securities for any issuer more than once every 12 months.

     The notes may be converted only upon presentation and surrender of the notes and following written notice to us of the holder's election to convert the principal amount.

     In order to exercise the conversion privilege, the note holder shall give written notice to us at our offices at 13709 Progress Blvd., Box 13, Alachua, FL 32615 at least three days prior to such conversion or on _________, 2001, that the holder elects to convert the note, specifying the principal amount of the note to be converted, and shall surrender the note to us on or before the conversion date at such office. The notice shall also state-the name or names, together with address or addresses, in which the certificate or certificates for the shares shall be issued. The notes surrendered for conversion shall, unless the conversion shares are to be issued in the same name as the name of the original holder, be accompanied by instruments of transfer, in form satisfactory to us, duly executed by the holder or its duly authorized attorney. As promptly as practicable after the conversion date, we shall issue and shall deliver at such office or agency to the holder, a certificate or certificates for the number of full shares of common stock issuable upon the conversion of the Notes, and cash representing the principal balance if any, with respect to which the surrendered Note shall not then have been converted shall also be delivered to the holder.

     No fractional shares of common stock shall be issued upon conversion of the notes. In the event that any portion of principal amount of the notes would be converted into only a fractional interest in a share of common stock in connection with such conversion, then we shall, in lieu thereof, pay to the holder the principal amount representing such fractional interest.

     There is no public market for our common stock, and it is unlikely that any such market will develop after this offering. We do not currently meet the requirements for listing on an organized stock exchange or quotation of over-the-counter market maker trades on the NASDAQ market. In the absence of a public trading market, note holders electing to convert may be unable to resell the common stock for an extended period of time, if at all.

                                  LEGAL MATTERS

     Certain legal matters in connection with validity of the shares offered hereby will be passed upon for us by Brashear & Associates, P.L., Gainesville, Florida.

                                     EXPERTS

     The financial statements incorporated by reference in this prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting

                       WHERE YOU CAN GET MORE INFORMATION

     We are subject to the information and reporting requirements of the Exchange Act, as amended, under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements, and other information may be examined without charge at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Securities and Exchange Commission's Regional offices located at 500 West Madison Street, Suite 1400, Chicago IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information about the Public Reference Room. We have agreed that if, at any time that the common stock issuable upon conversion of the notes are "restricted securities" within the meaning of the Securities Act and we are not subject to the information reporting requirements of the Exchange Act, we will furnish to holders of such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of such common stock.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information that We file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information.
We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the sale of all the shares of our common stock covered by this prospectus. (1) Our Annual Report on Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2000) (Commission File No. 333-34765); (2) Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2001 and June 30, 2001. Materials available at or linked to our website are not incorporated by reference into this prospectus.

     You may request, orally or in writing, a copy of these documents, which we will provide to you at no cost, by contacting: Ixion Biotechnology, Inc. as follows:

                          13709 Progress Blvd., Box 13
                             Alachua, FL 32615-9495
                             Telephone: 386-418-1428
                                Fax: 386-418-1583
                          Email: Info@ixion-biotech.com

                            IXION BIOTECHNOLOGY, INC.
                                      ------
                             CROSS REFERENCE SHEET
                                     ------

-----------------------------------------------    ----------------------------
Form S-3 Item Nos. and Caption                     Prospectus Caption
-----------------------------------------------    ----------------------------
1. Forepart of Registration Statement              Outside Front Cover Page
      Front Cover of Prospectus
-----------------------------------------------    ----------------------------
2. Inside Front and Outside Back                   Inside Front and Outside Back
 Cover Pages of Prospectus                         Cover Pages
----------------------------------------------     ----------------------------
3. Summary Information and Risk Factors             Prospectus Summary; Risk
                                                    Factors
----------------------------------------------     -----------------------------
4. Use of Proceeds                                  Use of Proceeds
----------------------------------------------     -----------------------------
5. Determination of Offering Price                  Determination of Conversion
                                                    Price
----------------------------------------------      ---------------------------
6. Dilution                                         Dilution
----------------------------------------------      ----------------------------
7. Selling Security-Holders                         Not Applicable
----------------------------------------------      ----------------------------
8. Plan of Distribution                             Outside Front Cover Page;
                                                    Plan of Distribution
----------------------------------------------      ----------------------------
9. Description of Securities to                     Description of Securities;
    be Registered                                   Shares Eligible For Future
                                                    Sale
----------------------------------------------      ---------------------------
10. Interest of Named Experts and Counsel           Legal Matters; Experts
----------------------------------------------      ---------------------------
11. Material Changes
----------------------------------------------      ---------------------------
12. Incorporation of Certain Information            Where You Can Get More
by Reference                                        Information; Incorporation
                                                    of Certain Information by
                                                    Reference
----------------------------------------------      ---------------------------
13. Disclosure of Commission Position on            Description of Securities
Indemnification for Securities Act
Liabilities
----------------------------------------------     ----------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         SEC registration fee...................................      $    208
         Printing expenses......................................           500
         Distribution ............................................         100
         Fees and expenses of counsel........................           10,000
         Fees and expenses of accountants..................              7,500
         Blue sky fees and expenses..........................            5,000
         Miscellaneous..........................................         1,692
                                                                       --------
                  TOTAL.........................................     $  25,000
                                                                       ========

     Except for the SEC registration, all of the foregoing expenses have been estimated. All expenses will be paid by the Company.

Item 15.  Indemnification of Directors and Officers

     Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

     The Certificate of Incorporation (the "Certificate") of the Company provides that, to the fullest extent permitted by applicable law, as amended from time to time, the Company will indemnify any person who was or is a party or is threatened to be made a party to an action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was director, officer, employee or agent of the Company or serves or served any other enterprise at the request of the Company.

     In addition, the Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the director's fiduciary duty. However, the Certificate does not eliminate or limit the liability of a director for any of the following reasons:
(i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; or (iii) a transaction from which the director derived an improper personal benefit.

     The Company has purchased and intends to maintain directors' and officers' insurance in amounts which it considers appropriate, insuring the directors against any liability arising out of the director's status as a director of the Company regardless of whether the Company has the power to indemnify the director against such liability under applicable law.

Item 16 Exhibits

     Exhibits marked by asterisk(s) are included with this Registration Statement; other exhibits have been incorporated by reference to other documents filed by us with the SEC.


  Exhibit                           Description
  Number

1.1      Agreement with Unified Management Corporation, dated March 18, 1998 (3)
2.1      Stock Purchase Agreement with Qvestor, LLC, dated July 14, 2000. (5)
4.1      Form of Registrant's Common Stock Certificate (2)
4.2      Form of Registrant's Charitable Benefit Warrant Certificate (3)
4.3      Charitable Benefit Warrant Agreement, dated as of December 10, 1997(3)
4.4      Warrant Agreement with Jeffrey W. Seel, dated November 7, 1995 (1)
4.5      Warrant Agreement with the University of Florida Research Foundation,
         Inc., dated November 7, 1995 (1)
4.6      Warrant Agreement with the University of Florida Research Foundation,
         Inc., dated August 1, 1996 (1)
4.7      Warrant Agreement with the University of Florida Research Foundation,
         Inc., dated October 1, 1996 (1)
4.8      Warrant Agreement with the University of Florida Research Foundation,
         Inc., dated November 7, 1996 (1)
4.9      Warrant Agreement with Brandywine Consultants, Inc., dated June 23,
         1997 (2)
4.10     Warrant Agreement with Brandywine Consultants, Inc., dated October 24,
         1997 (2)
4.11     Amendment to Charitable Benefit Warrant Agreement dated September 30,
         1999 (4)
*5       Opinion of Brashear & Associates, P.L. dated August 20, 2001.
11.1     Statement regarding computation of earnings per share (included as
         Note 1 in financial statements)( )
*23.1    Consent of Independent Certified Public Accountants.
*23.2    Consent of Brashear & Associates, P.L.
*24      Power of Attorney (included with the signature page to the registration statement
99.1     Employment Agreement, dated July 14, 2000, with Weaver H. Gaines. (5)
99.2     Shareholders Agreement, dated July 14, 2000, among the Company, Q-Med, AB, Qvestor, LLC,
         Ammon B. Peck, and Weaver H. Gaines. (5)
99.3     Director's Agreement with David C. Peck, dated July 14, 2000.  (5)
99.4     Voting Trust Agreement between the Company, certain shareholders, and Qvestor, LLC, dated
         July 14, 2000. (5)
99.5     Side letter, dated July 14, 2000, from Q-Med, AB.  (5)
99.6     Agreement and Release with Ammon B. Peck, dated July 14, 2000. (5)
99.7     Agreement and Release  with David C. Peck, dated July 14, 2000. (5)
99.8     Agreement and Release with Weaver H. Gaines, dated July 14, 2000. (5)
99.9     Agreement and Release with Theodore L. Snow, dated July 14, 2000. (5)
99.10    Press release dated July 17, 2000, regarding Q-Med, AB, Qvestor, LLC, and the Company. (5)


*        Filed herewith.

(1)      Incorporated by reference to Form SB-2, File No. 333-334765, dated
         August 29, 1997.
(2)      Incorporated by reference to Amendment 1 to Form SB-2, File No. 333-
         334765, dated November 7, 1997.
(3)      Incorporated by reference to Post Effective Amendment No. 1 to Form
         SB-2, File No. 333-34765, dated January 23, 1998.
(4)      Incorporated by reference to Form 10-QSB for the quarter ended
         September 30, 1999, dated
November 15, 1999.
(5)     Incorporated by reference to Form 8-K, dated July 14, 2000.
(6)     Incorporated by reference to Form 10-KSB for the year ended December
        31, 2000, dated March 31, 2001.

Item 17  Undertakings.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective, and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Alachua, state of Florida, on the day of August 17, 2001.

                                      IXION BIOTECHNOLOGY, INC.




                                      By:  /s/ Weaver H. Gaines
                                          -------------------------------------
                                           Weaver H. Gaines, Chairman of the
                                           Board and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Weaver H. Gaines and David C. Peck, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of IXION BIOTECHNOLOGY, INC.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on July 9, 2001, by the following persons in the capacities indicated.

                  SIGNATURE                                   TITLE

/s/ Weaver H. Gaines                          Chairman of the Board, Chief
-------------------------------------         Executive Officer, and Director
 Weaver H. Gaines



/s/ Kimberly A. Ramsey                         Vice President and Controller
-------------------------------------
Kimberly A. Ramsey

/s/ Bengt Agerup
-------------------------------------          Director
 Bengt Agerup

/s/ Hakan Edstrom
-------------------------------------          Director
 Hakan Edstrom

/s/ David M. Margulies
-------------------------------------           Director
 David M. Margulies

/s/ Vincent P. Mihalik
-------------------------------------           Director
 Vincent P. Mihalik

 /s/ David C. Peck
-------------------------------------           Director
 David C. Peck

/s/ Thomas P. Stagnaro
-------------------------------------           Director
Thomas P. Stagnaro